07020887

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

SUPPL

February 06, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	February 06, 2007	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter/nine months ended December 31, 2006

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

Review Report
Board of Directors
Reliance Industries Limited

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the quarter / nine months ended 31st December, 2006. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.,**
Chartered Accountants

A. R. Shah
Partner

Mumbai, dated 18th January, 2007

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

Meeting of the Board of Directors of the Company held on 18th January 2007

The Secretary
The Stock Exchange, Mumbai

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2006

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st December		Nine Months Ended 31st December		Year Ended 31st March
		2006	2005	2006	2005	2006 (Audited)
1.	Turnover	27,771	19,899	83,487	62,676	89,124
	Less: Excise Duty / Service Tax Recovered	1,299	1,731	4,019	6,007	7,913
	Net Turnover	**26,472**	**18,168**	**79,468**	**56,669**	81,211
2.	Other Income	42	180	168	596	683
3.	Total Expenditure					
	a) (Increase)/decrease in stock in trade	773	(805)	(727)	(3,094)	(2,131)
	b) Consumption of raw materials	18,656	13,358	59,193	42,127	58,343
	c) Staff cost	286	251	888	763	978
	d) Other expenditure	2,048	2,388	6,603	6,620	9,722
4.	Interest and Finance Charges	293	194	837	652	877
5.	Depreciation	1,062	824	2,987	2,419	3,401
6.	**Profit before tax**	**3,396**	**2,138**	**9,795**	**7,778**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	392	186	1,125	683	931
8.	Provision for Deferred Tax	205	176	615	528	704
9.	**Net Profit**	**2,799**	**1,776**	**8,055**	**6,567**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					43,761
12.	Earnings per share (of Rs. 10)					
	Basic	20.1	12.7	57.8	47.1	65.1
	Diluted	20.1	12.7	57.8	47.1	65.1

DHL

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Notes:

1. The figures for the corresponding periods of the previous year are not strictly comparable in view of the planned shutdown of the refinery during October and November 2005.

2. (a) The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,482 crore (US$ 335 million) for the nine month period and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 23 crore (US$ 5 million) for the nine months and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

3. (a) On October 25, 2006, there was a fire in VGO Hydro treating Unit II of the refinery at Jamnagar resulting in its shutdown. As a precautionary measure, neighbouring Diesel Hydro treating unit II was also shutdown for a day. Diesel Hydro treating unit was started on October 26, 2006 and VGO Hydro treating Unit II on 2nd December 2006.

   (b) One of the Paraxylene trains at Jamnagar was under planned maintenance shutdown and catalyst change since 21st November 2006. The production resumed during the first week of January 2007.

4. During the quarter, Reliance Haryana SEZ Limited, Reliance Exploration and Production DMCC, Ranger Farms Private Limited, Retail Concepts and Service India Private Limited, Reliance Dairy Foods Limited and Reliance Retail Insurance and Broking Limited have become subsidiaries of the company.

5. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 9 crore for the nine months.

6. Provision for Current Tax for the nine months includes provision for Fringe Benefit Tax of Rs 24 crore (US$ 5 million).

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

7. There were no investors' complaints pending as on 1st October 2006. All the 1,991 complaints received during the quarter were resolved and no complaints were outstanding as on 31st December 2006.

8. The audit committee reviewed the above results. The Board of Directors at its meeting held on 18th January 2007 approved the above results and its release.

9. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 31st December 2006.

RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2006

Rs. Crores

		Quarter Ended 31st December		Nine Months Ended 31st December		Year ended 31st March
		2006	2005	2006	2005	2006 (Audited)
1.	**Segment Revenue**					
	- *Petrochemicals*	10,895	7,353	31,556	22,194	32,802
	- Refining	20,870	15,179	64,940	49,869	71,117
	- Others	634	497	1,719	1,351	1873
	Gross Turnover (Turnover and Inter Segment Transfers)	32,399	23,029	98,215	73,414	105,792
	Less: Inter Segment Transfers	4,628	3,130	14,728	10,738	14,854
	Turnover	27,771	19,899	83,487	62,676	90,938
	Less: Excise Duty Recovered on Sales	1,299	1,731	4,019	6,007	7,913
	Net Turnover	26,472	18,168	79,468	56,669	83,025
2.	**Segment Results**					
	- Petrochemicals	1,407	1,064	4,256	3,225	4,713
	- Refining	1,925	856	5,449	4,175	5,916
	- Others	364	320	1,013	786	1,112
	Total Segment Profit before Interest and Tax	3,696	2,240	10,720	8,186	11,741
	(i) Interest Expense	(293)	(194)	(837)	(652)	(935)
	(ii) Interest Income	26	122	60	404	492
	(iii) Other Unallocable Income Net of Expenditure	(33)	(30)	(148)	(160)	(270)
	Profit before Tax	3,396	2,138	9,795	7,778	11,028
	(i) Provision for Current Tax	(392)	(186)	(1125)	(683)	926
	(ii) Provision for Deferred Tax	(205)	(176)	(615)	(528)	704
	Profit after Tax	2,799	1,776	8,055	6,567	9,398
3.	**Capital Employed (Segment Assets – Segment Liabilities)**					
	- Petrochemicals	27,372	25,974	27,372	25,974	31,039
	- Refining	40,369	30,918	40,369	30,918	35,688
	- Others	8,951	5,753	8,951	5,753	6,502
	- Unallocated Corporate	7,782	9,082	7,782	9,082	6,570
	Total Capital Employed	84,474	71,727	84,474	71,727	79,799

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Notes to Segment Information for the nine months ended 31st December 2006

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

    a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

    b) The **refining** segment includes production and marketing operations of the petroleum refinery.

    c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
    - Oil and Gas
    - Textile

    d) Capital employed on other investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2006 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

January 18, 2007

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

END